Contact

www.linkedin.com/in/brentmurri
(LinkedIn)
www.battery.com/private-equity/
(Company)

Top Skills

Financial Modeling
Valuation
Financial Analysis

Languages

Spanish (Native or Bilingual)

Brent Murri

Principal at M13
Santa Monica, California, United States

Experience

M13

Principal
2017 - Present (6 years)
Los Angeles, California, United States

M13 is an early-stage venture fund focused on consumer technology. We invest in emerging technologies that will drive change across large consumer verticals such as health & wellness, communications, food, financial services, and housing.

Rebuy Engine

Board Member
December 2022 - Present (4 months)

Umamicart

Board Observer
October 2021 - Present (1 year 6 months)

Doorvest

Board Member
July 2021 - Present (1 year 9 months)

interviewing.io

Board Member
July 2021 - Present (1 year 9 months)

Passport

Board Member
June 2019 - Present (3 years 10 months)

Battery Ventures

Private Equity/Growth Equity
2016 - 2017 (1 year)
San Francisco Bay Area

Battery Ventures is a global, technology-focused investment firm pursuing the most promising companies and ideas. Founded in 1983, our firm makes venture-capital and private equity investments from offices in Boston, Silicon Valley and Israel. We work hard, but humbly, and are guided by data-driven processes. We seek out extraordinary businesses and leaders who operate the same way.

Samsung NEXT
Strategy Business Development
2015 - 2016 (1 year)
San Francisco Bay Area

Business and product strategy for the mobile team.

Transaction experience included Samsung's acquisition of cloud storage provider, Joyent.

Lazard
Investment Banking Analyst
2014 - 2015 (1 year)

Executed M&A transactions in the technology sector

Selected transactions include:

- Capgemini's acquisition of iGate

- HP's sale of Snapfish to District Photo

- Parade Technologies' acquisition of Cypress' TrueTouch Mobile business

Citigroup Global Banking
Investment Banking Analyst
2013 - 2014 (1 year)

Mergers & Acquisitions Group

- Advised on both-buy side and sell-side M&A transactions in the Industrials sector

University Venture Fund
Senior Associate
2011 - 2013 (2 years)

- Led deal teams as part of an $18m venture capital fund; largest student-run fund in the country

- Promoted to senior-most leadership position in student program

- Invested in start-up companies in the healthcare, consumer, and software industries

Education

Brigham Young University - Marriott School of Management
Bachelor of Science, Business Management; Strategy
emphasis · (2006 - 2013)